China INSOnline Corp.
Room 42, 4F, New Henry House, 10 Ice House Street
Central, Hong Kong

December 7, 2010

Via Edgar and Federal Express
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	China INSOnline Corp.
Preliminary Information Statement on Schedule 14C
Filed November 12, 2010
File No. 001-34113

Dear Special Counsel Mills-Apenteng:

Set forth herein are our responses to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2010, with respect to our Preliminary Information Statement on Schedule 14C (the “14C”), filed on November 12, 2010.

In response to the Staff’s comments contained in the Comment Letter, we have filed on EDGAR Amendment No. 1 to the 14C (the “Amended 14C”).  We have also sent courtesy copies of this letter and clean and marked versions of the Amended 14C to the Staff via courier.  The marked copies of the Amended 14C indicate the changes we made from the 14C that was previously filed with the Commission.  The page references herein indicate where changes were made in response to the Staff’s comments and are keyed to the marked version of Amended 14C.  We have also made other changes to the 14C to update information as necessary.

For your convenience, we have reprinted the Commission’s comments below prior to our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.
Please revise your filing to include all the information required by Item 303 of Regulation S-K including, without limitation, your results of operations for the past two fiscal years. Refer to Item 303(a)(3) of Regulation S-K and Instruction 1 to the Instructions to Paragraph 303(a).

China INSOnline Corp.
December 7, 2010

We have revised the 14C beginning on page 37 to include all the information required by Item 303 of Regulation S-K including, without limitation, our results of operations for the past two fiscal years.

Amendment to Certificate of Incorporation for Reverse Stock Split, page 52

2.
As you note, your reverse stock split will have the effect of creating newly available authorized shares of common stock. Accordingly, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Aside from the acquisition of Ding Neng Holdings Limited, as described in the 14C, we do not presently have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of our common stock, resulting from the reverse stock split, for any purpose including future acquisitions or financings.  We have revised the 14C to include this disclosure on page 64.

3.
Refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

We have revised the 14C on page 64 to disclose (1) the possible anti-takeover effects of the effective increase in our authorized shares, (2) other applicable anti-takeover mechanisms, (3) whether we have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences and (4) that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

*   *   *   *

We acknowledge the following in connection with our responses to the Commission’s Comment Letter dated November 19, 2010:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

China INSOnline Corp.
December 7, 2010

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Should you have any questions regarding the responses included in this letter, please do not hesitate to contact the undersigned at (917) 428-5586 or Elizabeth Cho, Esq., our outside counsel, at (212) 704-6057.

Very truly yours,

China INSOnline Corp.

By:	/s/ Zhenyu Wang
Name:	Zhenyu Wang
Title:	Chief Executive Officer

cc:	Michael F. Johnson
U.S. Securities and Exchange Commission

Henry Rothman, Esq.
Elizabeth Cho, Esq.
Troutman Sanders LLP